UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 26, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•
Enclosure:  A press release dated September 26, 2011 announcing that one of Turkcell’s shareholders has filed legal proceedings to cancel the extraordinary general meeting scheduled on October 12, 2011.

September 26, 2011

ANNOUNCEMENT REGARDING LAWSUIT ON EXTRAORDINARY GENERAL ASSEMBLY

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

                                                                                                     Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Our shareholder Çukurova Holding A.Ş. has filed a lawsuit requesting:

-
Cancellation of Turkcell’s statutory auditors’ decision to hold Turkcell’s Extraordinary General Assembly on October 12, 2011, as well as the announcement of the Extraordinary General Assembly and its agenda;

-	In the event that the entire agenda is not cancelled, cancellation of the agenda item pertaining to “the removal and election of one or more board members”;

-
A preliminary injunction decision not to hold the Extraordinary General Assembly on October 12, 2011, or if it is held, not to discuss the agenda item that is subject to the lawsuit during the meeting.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 26, 2011	By:	/s/Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 26, 2011	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head